UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 19343 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-50031

ACREX VENTURES LTD.

(Exact name of registrant as specified in its charter)

1400 – 570 Granville Street, Vancouver, B.C., Canada  V6C 3P1;  Tel. No. (604) 618-1758

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or

15(d) remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

☒

Approximate number of holders of record as of the certification or notice date:

6

Pursuant to the requirements of the Securities Exchange Act of 1934 Acrex Ventures Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:

December 18, 2008

By:

“Carl R. Jonsson”

Carl R. Jonsson, Secretary & Chief

Financial Officer